October 31, 2016

Via EDGAR
Craig Arakawa Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Nu Skin Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 18, 2016 File No. 001-12421
Dear Mr. Arakawa:
This letter confirms that Nu Skin Enterprises, Inc. (the "Company") received the October 20, 2016 comment letter of the staff (the "Staff") of the Securities and Exchange Commission regarding the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015.
Because of the time demands of preparing our third-quarter Form 10-Q, the Company hereby requests that the Staff permit the Company to provide its response to the comments by November 18, 2016, which is ten business days after the originally requested response date.
We appreciate the Staff's responsiveness with respect to the Company's filing and look forward to resolving any concerns the Staff may have.  If you have any questions, please contact me at (801) 345-6013.
Sincerely,
/s/ Ritch N. Wood
Ritch N. Wood
Chief Financial Officer
 Nu Skin Enterprises, Inc.

cc:    Nasreen Mohammed, U.S. Securities and Exchange Commission
      Brian McAllister, U.S. Securities and Exchange Commission